Exhibit 99.1

China Sunergy Announces to Hold Annual General Meeting on September 5, 2012 and Changes to Board of Directors

NANJING, China, August 6, 2012 - China Sunergy Co., Ltd. (Nasdaq: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced that it will hold its Annual General Meeting (“AGM”) on September 5, 2012 at 9:00 a.m. (Beijing Time). The AGM will be held at No. 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, the People’s Republic of China.

Holders of record of ordinary shares of the Company at the close of business on August 3, 2012 are entitled to notice of, and to vote at, the AGM or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, JPMorgan Chase Bank, N.A.

The AGM will discuss and seek adoption of the following resolutions to be proposed by the Company:

1.            Proposal No. 1 – Retirement and Re-election of Mr. Jianhua Zhao as a Class B director of the Company;

2.            Proposal No. 2 – Retirement and Re-election of Ms. Merry Tang as a Class B director of the Company;

3.            Proposal No. 3 – Appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2012;

4.            Proposal No. 4 – Authorization of the board of directors to fix the remuneration of the auditors of the Company; and

5.            Proposal No. 5 – The directors be, and hereby are, authorized to take any and every action that might be necessary to effect the foregoing resolutions 1 to 4 as such director, in his or her absolute discretion, thinks fit.

For more details, please refer to this link to our corporate website’s Investor Room: http://investors.chinasunergy.com/staging/phoenix.zhtml?c=211846&p=irol-agm

The Company also announced that Mr. Steve Morgan resigned from his position as an independent director of China Sunergy on August 3, 2012. Additionally, in order for the Company to maintain a majority of independent directors, Mr. Stephen Zhifang Cai resigned from his position as an executive director of China Sunergy on August 3, 2012. Mr. Steve Morgan’s resignation was due to personal reasons and did not arise from any disagreement with or any matter relating to the Company's operations, policies or practices. Mr. Stephen Zhifang Cai will continue to serve as the Chief Executive Officer of the Company. Following their resignations, the Company’s board composition will be reduced from nine members to seven members with four independent directors. The Company’s board of directors has appointed Mr. Xiaoqian Zhou to succeed Mr. Steve Morgan as a member of the Company’s audit committee effective from August 3, 2012.

As a result of resignations of Mr. Steve Morgan and Mr. Stephen Zhifang Cai, the number of the Company’s board members declines but the independent directors continue to compose a majority of the Company’s board of directors. The Company believes that this decline in the number of board seats is in line with the Company’s strategy to save administrative costs and improve decision-making efficiency, and follow the recent trend of streamlining business process by reducing the size of boards of directors.

The Company has filed its annual reports on Form 20-F (the “20-F”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2011, with the U.S. Securities and Exchange Commission (the “SEC”). If you would like to obtain a copy of the 20-F, you can (1) send your request for a physical copy by email to IR@chinasunergy.com; (2) notify the Company of your e-mail address by sending your request to IR@chinasunergy.com and a softcopy will be sent to your e-mail address provided; and (3) you may also view the annual report at the Company’s website at http://investors.chinasunergy.com.

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About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in China and many other markets. For more information, please visit our website at http://www.chinasunergy.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li

Phone: + 86 25 5276 6696

Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong	Hong Kong
Ginny Wilmerding	Annie Choi
Phone: + 852 3512 5000	Phone: + 852 3512 5000
Email: csun@brunswickgroup.com	Email: csun@brunswickgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company’s products; execution of our strategy to expand into downstream solar power businesses; the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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